77E                              Legal Proceedings

				   Allianz Funds

Regulatory and Litigation Matters

On September 13, 2004, Allianz Global Investors Fund Management LLC ("AGIFM"), formerly known as PA Fund Management LLC , PEA Capital LLC ("PEA") and
Allianz Global Investors Distributors LLC ("AGID"), formerly known as PA Distributors LLC, reached an agreement with the SEC in settlement of a complaint filed against AGIFM, PEA, and AGID in the U.S. District Court in the Southern District of New York on May 6, 2004. The complaint alleged violations of various antifraud provisions of the federal securities laws in connection with an alleged market timing arrangement involving trading of shares of the PEA Growth Fund, the PEA Opportunity Fund and the PEA Target Fund. Under the terms of the settlement, AGIFM,PEA and AGID consented to the entry of an order by the Commission (the "SEC Order") and, without admitting or denying the findings contained in the SEC Order, agreed to implement certain compliance and governance changes and consented to cease-and-desist orders and censures. In addition, AGIFM, PEA and AGID agreed to pay a civil monetary penalty of $40,000,000 and disgorgement of $10,000,000. The SEC
Order requires AGIFM, PEA and AGID to retain an independent distribution consultant to develop a distribution plan in consultation with them and acceptable to the staff of the Commission and the Trust's Independent Trustees. The distribution plan is to provide for shareholders of the noted Funds to receive, from the penalties and disgorgement paid according to the SEC Order, their proportionate share of losses alleged to have been incurred by the Funds due to market timing and a proportionate share of advisory fees paid by such Funds during the period of such market timing.
The SEC Order reduces the $10,000,000 disgorgement by the approximately $1,600,000 paid by PEA in February 2004 to the Funds involved.

On June 1, 2004, the Attorney General of the State of New Jersey announced that it had entered into a settlement agreement (the "New Jersey Settlement") with AGID and PEA and their parent, Allianz Global Investors of America L.P. ("Allianz"), in connection with the complaint filed by the New Jersey Attorney General on February 17, 2004. The complaint alleged failure to disclose arrangements involving "market timing" in the PEA Growth Fund, the PEA Opportunity Fund, the PEA Target Fund and certain other affiliated funds. In the New Jersey Settlement, Allianz, AGID and PEA neither admitted nor denied the allegations or conclusions of law, but did agree to pay New Jersey a civil fine of $15,000,000 and $3,000,000 for investigative costs and further potential enforcement initiatives against unrelated parties. They also undertook to implement certain governance changes.

On September 15, 2004, AGIFM, PEA and AGID reached an agreement with the SEC in settlement of a subpoena issued to AGID on January 21, 2004 by the Commission captioned "Morgan Stanley (P-01021)" relating to revenue sharing and the use of brokerage commissions in connection with the sale of mutual fund shares. Under the terms of the settlement, AGIFM, PEA and AGID consented to the entry of an order by the SEC (the "SEC Directed Brokerage Order") and agreed to undertake certain compliance and disclosure reforms and consented to cease-and-desist orders and censures. In addition, AGIFM and AGID agreed to pay jointly a civil money penalty of $4,000,000, PEA agreed to pay a civil money penalty of $1,000,000 and AGIFM, PEA and AGID agreed to pay jointly disgorgement of $6,602,000. The disgorgement for each Fund is based upon the amount of brokerage commissions from each Fund that the SEC Directed Brokerage Order found to have been paid in connection with shelf-space arrangements and is equal to the amount which was alleged to have been AGID's benefit.
Those amounts were paid on September 15, 2004.

In a related action, AGID reached an agreement with the California Attorney General on September 15, 2004 in settlement of a subpoena issued to Allianz relating to revenue sharing and the use of brokerage commissions to pay for distribution. The settlement agreement resolves matters described in a complaint filed contemporaneously by the California Attorney General in the Superior Court of the State of California. Under the terms of the settlement, AGID agreed to pay $5,000,000 in civil penalties and $4,000,000 in recognition of the California Attorney General's fees and costs associated with the investigation and related matters.

Since February, 2004, AGIFM, PEA, AGID and certain of their affiliates and employees, the Funds, the Funds' sub-advisers, other PIMCO Funds and the Trustees of the Trust have been named as defendants in 14 lawsuits filed in U.S. District Court in the Southern District of New York, the Central District of California and the Districts of New Jersey and Connecticut. Ten of those lawsuits concern "market timing," and they have been transferred to and consolidated for pre-trial proceedings in the U.S. District Court for the District of Maryland; four of those lawsuits concern "revenue sharing" and have been consolidated into a single action in the U.S. District Court for the District of Connecticut. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the Funds during specified periods or as derivative actions on behalf of the Funds. The lawsuits generally relate to the same facts that are the subject of the regulatory proceedings discussed above. The lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts and restitution. AGIFM, PEA, AGID and the Trust believe that other similar lawsuits may be filed in federal or state courts naming Allianz, AGIFM, PEA, AGID, the sub-advisers, the Funds, other PIMCO Funds, the Trust, the Trustees and/or their affiliates and employees.

On April 11, 2005, the Attorney General of the State of West Virginia filed a complaint in the Circuit Court of Marshall County, West Virginia (the
"West Virginia Complaint") against AGIFM, PEA and AGID based on essentially the same circumstances as those cited in the 2004 settlements with the Securities and Exchange Commission and New Jersey Attorney General involving alleged "market timing" activities described above. The West Virginia Complaint alleges, among other things, that AGIFM, PEA and AGID improperly allowed broker-dealers, hedge funds and investment advisers to engage in frequent trading of various open-end funds advised by AGIFM and certain of its affiliates in violation of the funds' stated restrictions on "market timing." On May 31, 2005, AGIFM, PEA and AGID, along with the other mutual fund defendants in the action, removed the action to the U.S. District Court for the District of West Virginia. The West Virginia Complaint also names numerous other defendants unaffiliated with AGIFM in separate claims alleging improper market timing and/or late trading of open-end investment companies advised or distributed by such other defendants. The West Virginia Complaint seeks injunctive relief, civil monetary penalties, investigative costs and attorney's fees.

On March 4, 2005, a putative class action lawsuit was filed in the Superior Court of Orange County, California against the Trust on behalf of holders of Class B shares of the Trust. The lawsuit seeks, among other things, relief from the obligation to pay a contingent deferred sales charge, or refunds of such charges already paid, on account of the purported market timing activity in certain Allianz Funds that is the subject of the regulatory proceedings discussed elsewhere in this subsection. On May 20, 2005, the Trust removed the action to the U.S. District Court for the Central District of California. On May 23, 2005, the Trust filed a Notice of Tag Along Action with the Judicial Panel on Multidistrict Litigation ("JPML"), seeking to transfer the case to the multidistrict litigation proceeding in Maryland ("Maryland MDL"). On June 13, 2005, the JPML issued a Conditional Transfer Order. The plaintiff has opposed the transfer to the Maryland MDL and on July 15, 2005 filed a motion to remand the case to a California state court.

Under Section 9(a) of the Investment Company Act, if any of the various regulatory proceedings or lawsuits were to result in a court injunction against AGIFM, PEA, AGID and/or Allianz, they and their affiliates (including the Funds' sub-advisers) would, in the absence of exemptive relief granted by the SEC, be barred from serving as an investment adviser/sub-adviser or principal underwriter for any registered investment company, including the Funds. In connection with an inquiry from the SEC concerning the status of the New Jersey Settlement under Section 9(a), AGIFM, PEA, AGID, Allianz and certain of their affiliates (including the sub-advisers) (together, the "Applicants") sought exemptive relief from the SEC under Section 9(c) of the Investment Company Act. The SEC granted the Applicants a temporary exemption from the provisions of Section 9(a) with respect to the New Jersey Settlement until the earlier of (i) September 13, 2006 and (ii) the date on which the SEC takes final action on their application for a permanent order. There is no assurance that the SEC will issue a permanent order. If the West Virginia Complaint were to result in a court injunction against AGIFM, PEA or AGID, then Allianz, AGIFM and certain of their affiliates would, in turn, seek exemptive relief under Section 9(c) with respect to that matter, although there is no assurance that such exemptive relief would be granted.